

MAIL STOP 7010

October 6, 2006

James P. Bouchard
Esmark Incorporated
2500 Euclid Ave.
Chicago Heights, IL 60411

RE: **Wheeling-Pittsburgh Corporation**
Preliminary Proxy Filed by Esmark, Inc.
Amended October 3, 2006
File No. 0-50300

Dear Mr. Bouchard:

We have reviewed your amended filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. What consideration was given to whether the United Steelworkers ("USW") may be a participant in the solicitation, as defined in Instruction 3 to Item 4 of Schedule 14A? In this regard, we refer you to press releases issued by USW and appearing on its website (www.usw.org) expressing support for your proposed transaction.

2. Further, in light of the support the USW has given to Esmark's proposal and the recent definitive soliciting materials filed by Esmark, it seems that if Esmark's current solicitation is successful, the only proposal the board realistically will consider is the Merger. Accordingly, in voting for Esmark's nominees, shareholders are voting for the Merger and should have adequate information regarding the Merger. In this regard, it would appear that you should provide the information required by Item 14 of Schedule 14A, as commented upon in our previous letter dated August 1, 2006.

Votes Required For Approval, page 15

3. We note the statement in this section that "Actions on all other matters to come before the meeting will be approved by the affirmative vote of a majority of shares present in person or represented by proxy at the 2006 Annual Meeting and entitled to vote on such matter." Because you are proposing to amend your by-laws in proposals 3 and 5, please reconcile this statement with the apparent requirement in Article VIII of Wheeling-Pittsburgh's by-laws that a vote of a majority of outstanding voting stock is needed to amend the by-laws. Please

advise us as to your understanding of the vote required for these proposals or revise your proxy statement accordingly.

Closing Comments

Please contact Craig Slivka, Staff Attorney, at (202) 551-3729 or Ade Heyliger, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3636 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

CC: David H. Pankey
        McGuireWoods LLP
        (202) 828-2984